UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PLANTRONICS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	1-12696	77-0207692
(State or Other Jurisdiction of Incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

345 Encinal Street
Santa Cruz, California 95060
(Address of Principal Executive Offices including Zip Code)

(831) 426-5858
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01         Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2013 to December 31, 2013, Plantronics, Inc. (the “Company”) has determined that (i) “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture, and (ii) based upon a reasonable country of origin inquiry, the Company has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Section 1, Item 1.01(d)(1) of Form SD) and has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

Conflict Minerals Disclosure

In accordance with Rule 13p-1, promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and this Specialized Disclosure Report on Form SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form.  A copy of this Form and the Conflict Minerals Report are publicly available at www.plantronics.com/conflictminerals.

Item 1.02         Exhibit

In accordance with Rule 13p-1 and this Form SD, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibits are filed as part of this Specialized Disclosure Report on Form SD:

Exhibit Number	Description
1.01	Plantronics, Inc. Conflict Minerals Report For The Year Ended December 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2014	PLANTRONICS, INC.

	By:	/s/ Pamela Strayer
	Name:	Pamela Strayer
	Title:	Senior Vice President and Chief Financial Officer